
Mail Stop 3720

June 7, 2010

Novaira Haider
Chief Executive Officer and Treasurer
Resume In Minutes, Inc.
3711B Madison Lane
Falls Church, VA 22041

      Re: Resume in Minutes
         Form S-1
         Filed May 11, 2010
         File No. 333-166734

Dear Ms. Haider:

      We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree with any of our comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.

      Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note that you are registering a significant number of your outstanding shares for resale. Due to the significant number of shares being registered and the fact that many of them were issued recently, it appears that this may be an indirect primary offering by the company. Because you are not eligible to conduct a primary offering on Form S-3, you are not eligible to conduct a primary at-the-market offering under Rule 415(a)(4). If the

offering is a primary offering, you must fix the offering price of the securities for the duration of the offering and identify the selling stockholders as underwriters.

If you disagree with our analysis, please provide us with a detailed legal analysis as to why this offering should be regarded as a secondary offering. This analysis should include the following among any other relevant factors:

- The total number of shares being registered as a percentage of shares outstanding held by non-affiliates, as well as the number of shares being registered on behalf of each selling shareholders as a percentage of shares outstanding held by non-affiliates;

- The number of selling shareholders and the percentage of the overall offering made by each shareholder;

- The date on which and the manner in which each selling shareholder received the shares;

- An explanation of the relationship between the company and each of the selling shareholders;

- Any relationships among any of the selling shareholders; and

- The dollar value of the shares registered in relation to the proceeds that you received from the selling shareholders for the securities (excluding amounts of proceeds that were returned or will be returned to the selling shareholders and/or their affiliates in fees or other payments).

2. Please revise to make the tone of your summary and business sections more objective and disclosure-oriented. To the extent you retain phrases such as "super-affordable" and "the latest in professional resume building designs and distribution techniques," provide us with objective support for your assertions and ensure that you make clear upon what standard or measure you base your claims. For example, revise to include the basis for you assertion on page 10 that you have the "lowest prices and most convenient service in the industry" as well as your statement on page 11 that you have "found a way to offer even more client-friendly service than [y]our competitors." To the extent that you do not have independent support for statements regarding your market position, please characterize them as your beliefs and disclose the bases for these beliefs.

Registration Statement Cover Page

3. Please revise to include the check boxes relating to the company's filer status. Refer to Form S-1.

Prospectus Summary, page 1

4. We note your statements that you currently offer professional resume building services. However, we also note that you earned no revenue in the year ended December 31, 2009.

Please revise your disclosure here and throughout your prospectus to clearly distinguish between your historic and current activities and the activities you intend to perform in the future. Please also disclose management's estimated timetable for commencing your future business activities.

5. Please explain to whom you are referring when you reference "customers" in the third paragraph of this section in your statement that clients will trust your business because "most of them…know our customers."

Prospectus Cover Page, page 3

6. Please revise your prospectus so that your cover page is on the outside front cover.

7. We note that you have not included the "Subject to Completion" legend on your cover page. See Item 501(b)(10) of Regulation S-K. Please note that this legend is required to be included on your prospectus cover page if you use the prospectus before the effective date of the registration statement. Please confirm your understanding of this requirement.

8. Please prominently indicate on the cover page of the prospectus that the company is a shell company. Accordingly, the securities sold in this offering can only be resold through registration under the Securities Act of 1933, Section 4(1), if available, for non-affiliates, or by meeting the conditions of Rule 144(i). Also, revise throughout your prospectus to account for the implications of being designated a shell company (e.g., risk factor disclosure, resale implications, etc.)

Risk Factors, page 5

9. Please revise to create a new risk factor that highlights the risks posed by the lack of experience of your sole officer in operating and managing a company in a similar industry.

10. Please revise to create a new risk factor that highlights the risks of possible security breaches with respect to personal information your customers will submit on your website or information that is contained in the resume you email to such customers.

"We will require financing to achieve our current business strategy…" page 5

11. Please revise this risk factor to more clearly address your ability to continue as a going concern. Your disclosure should include the minimum level of capital that must be raised for the company to continue operating through 2010.

Selling Shareholders, page 6

12. Provide the following information:

- a materially complete description of the relationships and arrangements that have existed in the past three years or are to be performed in the future between you (or any of your predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transactions (or any predecessors of those persons); and

- copies of all agreements between you (or any of your predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons) in connection with the sale of the common stock being registered by this registration statement.

If it is your view that such a description of the relationships and arrangements between and among those parties already is presented in the prospectus and that all agreements between and/or among those parties are included as exhibits to the registration statement, please provide us with confirmation of your view in this regard.

Description of Business, page 10

13. Please revise your disclosure to provide support for your assertion that online consumerism is one of the fastest-growing segments of advertising and shopping today.

14. Please expand your disclosure to address in more detail your anticipated sources of revenues. Such disclosure should address the portion of your revenues that will be derived from customers and the portion that will be derived from online marketing services. Also revise your disclosure to clarify whether you have any existing customers or agreements with advertisers.

Business Model, page 11

15. Please expand your disclosure here and on page 14 to clearly describe the manner in which you intend to "penetrate and redefine the market for a truly unique online consultancy service by continually innovating ways to provide unique services" to your targeted customers.

16. We note your statement that the basis of your business model is using your expertise to obtain "a wide range of products." Please explain the nature of the additional products you intend to offer. In addition, please clarify the expertise you are referencing. We note that you have earned minimal revenues to date and your sole officer does not have experience operating a company in this industry.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 14

17. We note that you expect to generate approximately $15,000 per month in revenue in the next few months. Please explain the basis for this belief and address whether this revenue will be derived from customers of your resume services or online marketing services.

18. Please expand your disclosure to address what changes in your results of operations, liquidity and capital resources and trends you expect as a result of your reorganization from a private company to a public company.

Capital Resources and Liquidity, page 14

19. Please expand your disclosure to address your funding requirements and capital resources in greater detail, specifically discussing proceeds of $33,750 that you received, as indicated on page F-12, from the sale of your stock subsequent to the date of the financial statements. Such disclosure should include management's assessment of your ability to meet both your short-term and long-term liquidity needs. We consider "long-term" to be the period in excess of the next twelve months. See Section III.C. of Release no. 33-6835 and footnote 43 of Release no. 33-8350.

Employment Agreements, page 16

20. Please indicate the circumstances in which Ms. Haider may be paid more than $500 per month.

Undertakings, page II-5

21. Please include the undertaking required by Item 512(h) of Regulation S-K.

Signatures

22. Please note that your registration statement must be signed by your controller or principal accounting officer. See Instruction 1 to Item 17 of Form S-1.

Exhibit 23.1

23. We note that your independent auditor refers to its report dated "May 10, 2010" in its consent. Please request that this date be corrected to the actual report date, May 11, 2010.

*   *   *   *

Please amend your Form S-1 in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures that they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they may relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Novaira Haider
Resume In Minutes, Inc.
June 7, 2010
Page 7

You may contact Rahim Ismail, Staff Accountant, at (202) 551-4965 or Kyle Moffatt, Accountant Branch Chief, at (202) 551-3836 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Plowgian, Attorney-Advisor, at (202) 551-3367, or Celeste Murphy, Legal Branch Chief at (202) 551-3257 with any other questions.

Sincerely,

/s Celeste Murphy, for
Larry Spirgel
Assistant Director

Cc: Gregg E. Jaclin, Esq.
      Via facsimile